Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement and related prospectus/offer to exchange of Mylan N.V. for the registration of 339,346,561 shares of its ordinary shares and to the incorporation by reference therein of our report dated March 23, 2015, with respect to the combined financial statements of The Developed Markets Branded Generics Pharmaceuticals Business of Abbott Laboratories as of and for the year ended December 31, 2014 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to expense allocations from the consolidated financial statements and accounting records of Abbott Laboratories) included in Mylan N.V.’s Current Report on Form 8-K/A dated March 26, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

August 6, 2015